August 22, 2024

Dmitrii Perfilev
President
Tech Tonic Group Corp.
Remscheider Str. 54
Krefeld, Germany 47807

        Re: Tech Tonic Group Corp.
            Registration Statement on Form S-1
            Filed July 31, 2024
            File No. 333-281124
Dear Dmitrii Perfilev:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. You indicate that you are an emerging growth company. Therefore, please revise the cover page to indicate by check mark if you have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.
2. We note your disclosure that you are not a blank check company and have no plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company. Please also disclose whether the company, its executive, any company promoters or their affiliates intend for the company, once reporting, to be used as a vehicle for a private company to become a reporting company. August 22, 2024
Page 2
Risk Factors
Because our sole officer and director will only be devoting limited time..., page 9

3. We note your disclosure that Mr. Perfilev will devote limited time to the business. Please revise this risk factor to clarify whether Mr. Perfilev, your sole officer and director, has any specific conflicts of interest that may arise from his other business activities.
As an emerging growth company under the jobs act, we are permitted to rely on exemptions from certain disclosure requirements, page 10

4. Please update your disclosure to reflect that the current revenue threshold for an Emerging
       Growth Company (EGC) is $1.235 billion. Make similar revisions to the disclosure on page 15. Refer to the definition of EGC in Rule 405 under the Securities Act. Also, since you are a smaller reporting company, please add a separate risk factor disclosing that even if you no longer qualify as an EGC, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.
Report of Independent Registered Public Accounting Firm, page F-1

5. Please explain the reference to the period ended June 30, 2024 in the going concern paragraph of Boladale Lawal's opinion or revise as necessary. We refer to you PCAOB
       Auditing Standard 2415.
General

6. It appears that you may be a shell company as defined in Rule 405 under the Securities
       Act of 1933. We note that you have no or nominal operations, assets consisting solely of cash and cash equivalents, nominal expenditures in furtherance of your business plan, and no revenues to date. We also note that significant steps remain to commence your business plan. Provide us with a detailed legal analysis explaining why you are not a shell company or otherwise disclose on the cover page and in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the limitations on the ability of your security holders to resell their securities in reliance on
       Rule 144. Describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.
7. Please provide an opinion of counsel regarding the legality of the securities being offered and sold pursuant to the registration statement as required by
Item 601(b)(5)(i) of
       Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 August 22, 2024
Page 3

       Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology